SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY COMPUTER SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share, of Mercury Computer Systems, Inc.

(Title of Class of Securities)

589378 10 8

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alex A. Van Adzin, Esq.

Vice President, General Counsel, and Corporation Secretary

Mercury Computer Systems, Inc.

201 Riverneck Road

Chelmsford, Massachusetts 01824

(978) 256-1300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Filing Party: Not applicable

Form or Registration No.: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by Mercury Computer Systems, Inc. (“Mercury”) pursuant to General Instruction D to Schedule TO.

Mercury has not commenced the exchange program referred to in the exhibits hereto. If the exchange program is approved by shareholders, Mercury will provide eligible employees with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission. WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM.

Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and by contacting Mercury’s Investor Relations department at 201 Riverneck Road, Chelmsford, MA 01824, telephone (978) 256-1300.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Preliminary forms of Letter to Shareholders, Notice of Special Meeting of Shareholders and Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on April 2, 2009.
99.2	Email to Eligible Employees, dated April 2, 2009, from the Senior Vice President, Human Resources of Mercury Computer Systems, Inc.